                                                                                                                                                                                                     450 Wireless Blvd.

                                                                                                                                                                                                     Hauppauge, New York 11788

NORTHERN LIGHTS VARIABLE TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

April 8, 2008

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Sally Samuel, Senior Counsel

(202) 551-6754

RE:

Northern Lights Variable Trust (the “Registrant”), on behalf of the JNF Loomis Sayles Bond Portfolio (the “Portfolio”)

File Nos. 333-131820; 811-21853

Dear Ms. Samuel:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to fund counsel, with respect to Post-Effective Amendment No. 12 to the Registration Statement, filed February 14, 2008 (the “Amendment”).  The effective date of the Amendment was delayed until April 7, 2008 by subsequent amendment.  Your comments are set forth below, and each is followed by the Registrant’s response.

                                               Prospectus

Comment 1:

With regard to the "Primary Risks" section in the prospectus, please review and affirm that all the risks disclosed are, in fact, primary risks associated with investing in the Fund.  If such risks are not primary, move the disclosure related to the non-primary risks in accordance with Item 4 of Form N-1A.

Additionally, if the Fund will have any exposure to sub-prime mortgage securities, disclose the specific risks associated with the Fund's investment in such securities.

Response:

After discussions with the Adviser and Sub-Adviser, the Registrant can affirm that the risks disclosed are the primary risks associated with investment in the Fund as the Sub-Adviser desires the flexibility to invest in the securities referred to in this section.

Additionally, the Adviser and Sub-Adviser have indicated that the Fund will not have investment exposure to sub-prime mortgage securities.

Comment 2:

With respect to the disclosure under the heading "Purchase and Redemption of Shares," please clarify when orders to purchase or redeem shares are effective, when delivered to the Fund or to the participating insurance company.

Response:

In response to the staff's comments, the following sentence has been added as the third sentence to the first paragraph under the section entitled "Purchase and Redemption of Shares":

"A request to purchase or redeem shares of the Fund is effective upon receipt of the order by the Fund from the participating insurance company.  The Fund may have arrangements where orders received by the participating insurance company before the close of the New York Stock Exchange are aggregated by the participating insurance companies and submitted to the Fund the next business day, but are processed at the previous day's price."

Comment 3:

Under the heading "Market Timing Policy" it appears that the disclosure does not adequately describe the obligations of the insurance company under the participation agreements as required by Rule 22(c)(2).  Provide additional disclosure regarding the steps to deter market timing.

Response:

the following paragraph has been added to the section entitled "Market Timing Policy":

"Under this agreement, the insurance company is obligated to (i) adopt and enforce during the term of the agreement a market timing policy, the terms of which are acceptable to the Trust, (ii) furnish the Trust, upon its request, with information regarding contract or policy holder trading activities in shares of the Portfolio, and (iii) enforce its market timing policy with respect to contract or policy holders identified by the Trust as having engaged in market timing including, among other things, rejection of subsequent purchase orders and suspension of exchange privileges."

Comment 4:	With regard to the section entitled "Voting and Meetings," please indicate when proportional voting of shares held by the participating insurance companies is required.
Response:

Upon review of the disclosure under the section entitled "Voting and Meetings" and comparison with other series of the Trust with similar disclosure, the Registrant's current disclosure indicates that each participating insurance company is required to vote its shares of the Fund on a proportional basis.  This disclosure appears to be accurate and consistent with the disclosure in other series of the Trust.

                                               Statement of Additional Information

Comment 5:

With regard to the Fund's investment restrictions, please clarify that if the Fund's investment in illiquid securities exceeds 15% of the Fund's net assets, the Adviser will take steps to liquidate such securities in order to maintain less than 15% of the Fund's investment in such securities.

Response:

The following sentence has been added to the Statement of Additional Information:

"To the extent more than 15% of the Fund's net assets are invested in illiquid securities, such illiquid securities will be sold in order to reduce the percentage of illiquid securities below 15%."

                                               Part C

Comment 5:	When filing exhibits to the Registration Statement, provide conformed copies of actual agreements rather than forms.
Response:	Registrant will include electronic versions of the final agreements as executed by the Fund and its various service providers and others.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Variable Trust